SECURITIES [barcode] 02006263 SSION

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SEC MAIL PROCESSING RECEIVED MAR 0 1 2002 352 WASH.D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48557

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

1st Discount Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 N. Flagler Drive, Suite 703
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Corley, Jr., President 561-515-3231
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney, Gates & Co.
(Name — *if individual, state last, first, middle name*)

2691 E. Oakland Park Blv., Suite 302, Ft. Lauderdale, FL 33306
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Corley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of 1st Discount Brokerage, Inc., as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature 2/28/02

President

Title

Notary Public 2/28/02



ELIZABETH ALAYON
MY COMMISSION # DD 055511
EXPIRES: November 5, 2005
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF
1ST INTERNET GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

TABLE OF CONTENTS



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder and Board of Directors
1st Discount Brokerage, Inc.

We have audited the accompanying statement of financial condition of 1st Discount Brokerage, Inc., a wholly owned subsidiary of 1st Internet Group, Inc., as of December 31, 2001, and the related statements of operations and changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st Discount Brokerage, Inc. a wholly owned subsidiary of 1st Internet Group, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Sweeney, Gates & Co.

February 7, 2002

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	2001
Cash and cash equivalents	$ 7,840
Cash deposit with clearing broker	250,000
Due from clearing broker	1,470,958
Commissions receivable	359,356
Receivable from limited liability corporation	265,480
Prepaid expenses and other assets	60,700
Furniture, equipment and software, net	33,497
Investment in marketable securities	25,110
Investments in securities at cost	65,797
Due from officer	31,170
Due from parent and related party	73,683
	$ 2,643,591

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 39,535
Commissions payable	30,184
Commissions payable - related party	706,932
Total liabilities	776,651
Stockholder's equity:	
Common stock, no par value; 100,000 shares authorized, 1,250 shares issued and outstanding	1,322,496
Retained earnings	544,444
Total stockholder's equity	1,866,940
	$ 2,643,591

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions and fees	$ 8,575,172
Earnings from limited liability corporation	1,845,600
Interest	88,358
Other	24,784
Net realized and unrealized gains	7,967
	10,541,881
Expenses:	
Commissions, salaries and benefits	8,826,524
Management fees paid parent	1,311,092
Clearing and execution costs	246,409
Other expenses	212,775
Occupancy costs	52,866
Advertising and marketing	25,526
Depreciation and amortization	21,823
Communications	13,941
Interest	3,807
	10,714,763
Loss before provision for income benefit	(172,882)
Income tax benefit	57,000
Net loss	$ (115,882)

The accompanying notes are an integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common stock		Retained	
	Shares	Amount	earnings	Total
Balance, January 1, 2001	1,250	$ 347,496	$ 660,326	$ 1,007,822
Capital contribution	-	975,000	-	975,000
Net loss	-	-	(115,882)	(115,882)
Balance, December 31, 2001	1,250	$ 1,322,496	$ 544,444	$ 1,866,940

The accompanying notes arena integral part of these financial statements.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flow from operating activities:	
Net loss	$ (115,882)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	21,823
Increase or decrease in assets and liabilities:	
Increase in deposit with clearing broker	(150,000)
Increase in due from clearing broker	(231,481)
Increase in commissions receivable	(95,074)
Increase in prepaid expenses and other assets	(14,334)
Increase in due from related parties	(104,853)
Increase in accounts payable and accrued expenses	6,275
Increase in commissions payable	10,705
Decrease in commissions payable - related party	(397,972)
Decrease in due parent company	(318,265)
Total cash used in operating activities	(1,389,058)
Cash flow from investing activities:	
Purchase of investment	(26,718)
Total cash used in investing activities	(26,718)
Cash flow from financing activities:	
Capital contribution	975,000
Total cash provided by financing activities	975,000
Net increase in cash	(440,776)
Cash and cash equivalents, beginning of year	448,616
Cash and cash equivalents, end of year	$ 7,840
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ 3,807
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

1st Discount Brokerage, Inc. (the "Company") was incorporated on July 14, 1995 in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers. The Company became a wholly-owned subsidiary of 1st Internet Group, Inc. ("Parent") as of February 25, 1999.

The Company operates offices in West Palm Beach, Florida and Munich, Germany. The Company's sources of revenue are derived from unsolicited discount brokerage transactions, institutional trading and as a registered investment advisor. The Company is an introducing broker dealer and clears its trades through U. S. Clearing, a division of Fleet Securities, Inc. (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Cash deposit with clearing broker – Cash deposit with clearing broker consists of funds on deposit with the Clearing Broker pursuant the Company's clearing agreement. The agreement requires the Company to maintain a minimum of $250,000 as a clearing deposit based upon the level of securities inventory, the volume and size of transactions, and the type of business being conducted. As long as the Company continues to use the clearing and execution services of the Clearing Broker, the Company will be required to maintain the cash on deposit.

Due from clearing broker and commissions receivable – Receivables and commissions from the clearing broker represent monies due the Company from the Clearing Broker. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual collections.

Furniture and equipment - Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of furniture and equipment is provided utilizing the straight-line method over the estimated useful lives of the related assets, which range from five to seven years.

Software development costs – Software development costs for external direct materials and services recorded subsequent to completion of the preliminary project stage have been capitalized. Such costs are being amortized using the straight-line method over estimated useful lives ranging from two to three years.

Investment in securities – Investment in securities represents trading and non-trading stocks and warrants purchased as investments. The trading securities are carried at market value and non-trading securities are carried at cost since it is not practicable to estimate fair value.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities transactions - Securities transactions, including commissions payable, are recorded on a trade date basis.

Advertising costs -Advertising costs are expensed as incurred.

Income taxes – The Company's operations are reported as part of the consolidated income tax return of the Parent, 1st Internet Group, Inc. and subsidiaries. The income tax benefit is based on an allocation of the consolidated tax liabilities and benefits to the individual companies included in the group as if each company were filing on an individual basis.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

Parent company transactions - The Company shares offices, administrative and occupancy expenses with its Parent and two related party corporations. The Company entered into a management agreement with the Parent on January 3, 2000. The agreement calls for a minimum management fee of $420,000 per annum. The agreement may be canceled or modified by the approval of each party upon thirty (30) days notice. For the twelve months ended December 31, 2001, the Company paid management fees of $1,311,092.

The Company has an agreement with a stockholder of the Parent, a foreign broker operating in the Munich, Germany office, to pay commissions of 92.5% on all transactions generated by the broker and his staff. For the twelve months ended December 31, 2001, the broker was paid commissions totaling $7,067,711 and was owed $706,932 at December 31, 2001. The assets located in the Munich, Germany branch office are owned by the broker.

Officer and shareholder transactions - On October 9, 2001, the President of the Company borrowed $31,170 from the Company. The note is due October 1, 2002, and interest accrues and is payable on that date in the amount of 7% per annum.

4. RELATED PARTY TRANSACTIONS (continued)

Investment transactions - The Company owns a 2% interest in a limited liability corporation. The Company's investment of approximately $10,000 is stated at cost and reflected in investment in securities at cost. The membership agreement provides that the Company will be paid 70% of the profits or losses of the Company's profit center in the limited liability corporation. During the year ended December 31, 2001, the Company was paid $1,580,200 as its membership interest of the profits and recorded a receivable of approximately $265,500 at December 31, 2001.

5. FURNITURE, EQUIPMENT AND SOFTWARE

Furniture and equipment consisted of the following at December 31, 2001:

Furniture and fixtures	$ 31,835
Computer equipment	31,269
Equipment	23,918
Capitalized software	19,541
	106,563
Less accumulated depreciation and amortization	(73,066)
	$ 33,497

Depreciation and amortization expense for the twelve months ended December 31, 2001 was $21,823.

6. INCOME TAX BENEFIT

The income tax benefit consists of a federal tax benefit of approximately $51,000, and state tax benefit of approximately $6,000. The tax benefit of the Company is treated as if the Parent remitted the benefit to the Company and intercompany accounts were recorded accordingly.

7. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for office space at an initial rate of $3,240 per month. The lease commenced in May 2001 and expires in May 2008 with an option to renew that would extend the term to 2013. Rent expense for the year ended December 31, 2001 was $52,866. The following are future minimum lease payments for the years ending December 31:

Year	
2002	$ 39,610
2003	40,788
2004	41,966
2005	43,144
2006	44,322
Thereafter	109,849
Total rent	$ 319,679

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Retail customer transactions are cleared through the Clearing Broker on a fully disclosed basis. In the event that customers default in payments of funds or delivery of securities, the Clearing Broker may charge the Company for any loss incurred in satisfying customer obligations. Additional credit risk occurs if the Clearing Broker or affiliates do not fulfill their obligations. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements.

Three customers domiciled in Germany account for approximately 90% of the Company's commissions revenues.

9. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness or $250,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2001, the net capital, as computed, was $1,230,740. Consequently, the Company had excess net capital of $1,130,740.

At December 31, 2001 the percentage of aggregate indebtedness to net capital was 63% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The difference in the net capital computation shown on the Company's December 31, 2001 FOCUS IIA, and the computation shown on the attached Computation of Net Capital pursuant to SEC Rule 15c3-1 occurred from adjusting intercompany accounts as a result of the audit findings.

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Total stockholders' equity qualified for net capital		$ 1,866,940
Deductions:		
Non-allowable assets:		
Receivables from brokers and dealers and clearing organizations	40,296	
Order flow rebates	293,193	
Securities not readily marketable	65,797	
Due from related parties	106,136	
Furniture and equipment	33,497	
Other	59,917	
Total non-allowable assets		598,836
Net capital before haircuts on securities positions		1,268,104
Haircuts		(37,364)
Net capital		1,230,740

CALCULATION OF NET CAPITAL REQUIREMENT:

6 2/3% of aggregate indebtedness	51,803	
Minimum dollar net capital requirement of reporting broker	100,000	
Net capital requirement (greater of two minimum requirement amounts)		100,000
Net capital in excess of required minimum		$ 1,130,740
Excess net capital at 1000%		$ 1,153,075
Percentage of aggregate indebtedness to net capital		63%

RECONCILIATION:

Net capital, of the December 31, 2001 unaudited Focus Report	$ 1,191,831
Net audit adjustments	38,909
Net capital, per December 31, 2001 audited report, as filed	$ 1,230,740

1ST DISCOUNT BROKERAGE, INC.
(A WHOLLY OWNED SUBSIDIARY OF 1ST INTERNET GROUP, INC.)
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2001

1st Discount Brokerage, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. 1st Discount Brokerage, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.



Sweeney, Gates & Co.
Certified Public Accountants and Consultants

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
1st Discount Brokerage, Inc.

In planning and performing our audit of the financial statements of 1st Discount Brokerage, Inc. (the "Company") a wholly owned subsidiary of 1st Internet Group, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

2691 East Oakland Park Blvd., Suite 302, Fort Lauderdale, FL 33306
Telephone: (954) 565-4080 Facsimile: (954) 565-6010

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

February 7, 2002